Filed Pursuant to Rule 433

Registration No. 333-159085

May 19, 2009

$1,000,000,000

7.375% SENIOR NOTES DUE MAY 23, 2014

FINAL TERMS AND CONDITIONS

Issuer:	Capital One Financial Corporation

Expected Issue Ratings:	Moody’s Investors Service: Baa1 (negative outlook) Standard & Poor’s: BBB+ (negative watch) Fitch: A- (negative outlook)

Type of Security:	SEC Registered Senior Notes

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	May 19, 2009

Settlement Date:	May 22, 2009 (T+3)

Final Maturity:	May 23, 2014

Benchmark Treasury:	1.875% due April 30, 2014

Treasury Yield:	2.094%

Spread to Benchmark:	5.40% (T + 540 bps)

Yield to Investors:	7.494%

Coupon:	7.375%

Issue Price to Investors:	99.511%

Interest Payment Dates:	Semi-annually on May 23 and November 23, commencing on November 23, 2009

Day Count Convention:	30 / 360

Redemption Provision:	The senior notes may not be redeemed, in whole or in part, prior to maturity

Denominations:	$2,000 denominations and integral multiples of $1,000

Use of Proceeds:	The Company expects to use the net proceeds from the sale of the notes for general corporate purposes and, subject to regulatory approval, for the repurchase of preferred stock and warrants issued and sold, in each case, to the U.S. Treasury as part of the Troubled Asset Relief Program Capital Purchase Program

CUSIP/ISIN:	14040HAS4 / US14040HAS40

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. Deutsche Bank Securities Inc. RBS Securities Inc.

Co-Managers:	Banc of America Securities LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Credit Suisse Securities (USA) LLC toll-free in the United States at 1-800-221-1037.